AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

THE BACON JAMS, LLC

TABLE OF CONTENTS

Page

ARTICLE 1   DEFINITIONS 1

    1.1   Definitions 1

    1.2   Form of Pronouns; Number; Construction 8

ARTICLE 2   THE COMPANY 8

    2.1   Restatement 8

    2.2   Name 8

    2.3   Purpose of the Company 8

    2.4   Term 8

    2.5   Filings 8

ARTICLE 3   OFFICES 8

    3.1   Registered Office and Registered Agent 8

    3.2   Principal Executive Office 8

    3.3   Other Offices 9

ARTICLE 4   MEMBERS; LIMITED LIABILITY OF MEMBERS; TWO CLASSES OF MEMBERS; INTERESTS OF MEMBERS; CERTIFICATES; VOTING RIGHTS; MEETINGS OF MEMBERS 9

    4.1   Members 9

    4.2   Limited Liability 9

    4.3   Nature of Membership Interest; Operating Agreement Is Binding upon Successors 9

    4.4   Certificates Evidencing Interests 9

    4.5   Two Classes of Members 9

    4.6   Voting Rights 10

    4.7   Place of Meetings 11

    4.8   Meetings of Members 11

    4.9   Quorum 11

    4.10   Waiver of Notice 12

    4.11   Action by Members Without a Meeting 12

    4.12   Record Date 12

    4.13   Members are not Agents 13

    4.14   Transactions of Members with the Company 13

TABLE OF CONTENTS
(continued)

4.15   Loans by Members to the Company 13

4.16   Confidentiality and Ownership 13

4.17   Independent Activities 15

ARTICLE 5   MANAGEMENT OF THE COMPANY 15

5.1   Managers 15

5.2   Agency Authority of Managers 16

5.3   Limited Liability 16

5.4   Number and Qualifications of Managers 16

5.5   Election and Removal of Managers 16

5.6   Vacancies; Resignations 16

5.7   Initial Managers 17

5.8   Compensation of Managers 17

5.9   Managers May Engage in Other Activities 17

5.10   Transactions of Managers with the Company 17

5.11   Liability for Certain Acts 17

5.12   Third Party Reliance 18

5.13   Officers 18

ARTICLE 6   MEETINGS OF MANAGERS 19

6.1   Place of Meetings 19

6.2   Meetings of Managers 19

6.3   Quorum; Participation in Meetings by Conference Telephone Permitted; Vote Required for Action 19

6.4   Waiver of Notice; Consent to Meeting 20

6.5   Action by Managers Without a Meeting 20

ARTICLE 7   UNITS 20

7.1   Units 20

ARTICLE 8   CAPITAL CONTRIBUTIONS 20

8.1   Capital Contributions 20

8.2   Additional Capital Contributions 21

8.3   Withdrawal or Reduction of Capital Contributions 22

8.4	No Interest Payable on Capital Contributions		22
ARTICLE 9	ALLOCATION OF PROFITS AND LOSSES		22
9.1	Profits		22
9.2	Losses		22
9.3	Special Allocations		22
9.4	Curative Allocations		24
9.5	Other Allocation Rules		24
9.6	Tax Allocations; Code Section 704(c)		24
ARTICLE 10	DISTRIBUTIONS		25
10.1	Cash Available for Distribution		25
10.2	Amounts Withheld		25
10.3	Compensation		25
10.4	Distribution for Taxes		26
ARTICLE 11	TRANSFER OF INTERESTS; ADMISSION OF ADDITIONAL MEMBERS; RIGHT OF FIRST REFUSAL, TAKE ALONG RIGHTS; AND CHANGE IN BUSINESS FORM		26
11.1	Transfer of Interests		26
11.2	Admission of New Members		27
11.3	Rights of Unadmitted Assignees		27
11.4	Right of First Refusal		28
11.5	Distributions and Allocations in Respect of Transferred Interest		29
11.6	Take-Along Rights		29
11.7	Change in Business Form		30
11.8	Buy-Sell		30
ARTICLE 12	ACCOUNTING, RECORDS, REPORTING TO AND BY MEMBERS		32
12.1	Books and Records		32
12.2	Delivery to Members and Inspection		33
12.3	Filings		33
12.4	Bank Accounts		34
12.5	Accounting Decisions and Reliance on Others		34
12.6	754 Election		34

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12.7 Designation of Tax Representative 34

12.8 Selection of Accountants 34

ARTICLE 13 DISSOLUTION AND LIQUIDATION 34

13.1 Dissolution 34

13.2 Liquidation 35

13.3 Payment of Expenses and Debts 35

13.4 Distribution of Proceeds 36

13.5 Winding Up 36

13.6 Distribution in Kind 36

13.7 Certificate of Cancellation 36

13.8 Character of Liquidating Distributions 36

13.9 Deemed Contribution and Distribution 36

13.10 Deficit Capital Account 36

ARTICLE 14 INVESTMENT REPRESENTATIONS; PRIVATE OFFERING
EXEMPTION 37

14.1 Preexisting Relationship or Experience 37

14.2 No Advertising 37

14.3 Investment Intent 37

14.4 Economic Risk 37

14.5 No Registration of Units 37

14.6 No Obligation to Register 37

14.7 No Disposition in Violation of Law 37

ARTICLE 15 INDEMNIFICATION AND INSURANCE 38

15.1 Right of Indemnification 38

15.2 Advances of Expenses 38

15.3 Other Rights 38

15.4 Insurance and Other Financial Arrangements 38

15.5 Effect of Interest in Transaction 39

15.6 Notice of Indemnification and Advancement 39

15.7 Repeal or Modification 39

15.8   No Third Party Rights 39
ARTICLE 16   SEAL 39
16.1   Seal 39
ARTICLE 17   MISCELLANEOUS 39
17.1   Entire Agreement 39
17.2   Amendments 39
17.3   No Waiver 39
17.4   Third Parties 40
17.5   Severability 40
17.6   Governing Law 40
17.7   Notices 40
17.8   Titles and Subtitles 41
17.9   Currency 41
17.10   Counterparts 41
17.11   Specific Performance 41
17.12   Waiver of Conflict of Interest 41

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

THE BACON JAMS, LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT is made and entered into this _____ day of _____, 2016, by and among the Persons who are identified as Class A or Class B Members on Schedule 2 hereto (collectively as the "Members" and individually a "Member"), as that Schedule may be amended from time to time.

WHEREAS, The Bacon Jams, LLC, a Pennsylvania limited liability company (the "Company"), was formed on September 23, 2013;

WHEREAS, the Members wish to amend and restate the Limited Liability Operating Agreement; and,

WHEREAS, the parties agree that their respective rights, powers, duties and obligations as Members of the Company, and the management, operations and activities of the Company, shall be governed by this Amended and Restated Limited Liability Company Operating Agreement (the "Operating Agreement").

NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1   Definitions. The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Accepting Offerees" has the meaning set forth in Section 11.4(d).

"Accountants" means the firm of independent certified public accountants selected by the Managers in accordance with Section 12.8.

"Act" means the Pennsylvania Limited Liability Company Act, 15 Pennsylvania Consolidated Statutes Chapter 89, as from time to time in effect in the Commonwealth of Pennsylvania, or any corresponding provision or provisions of any succeeding or successor law of such Commonwealth. The term "Act" shall refer to the Act as so amended or to such succeeding or successor law.

"Additional Member" means any Member other than Bruce Kramer, Michael Oraschewsky, Jeffrey D. McCary, Vincent Stango, Stevan H. Goldman, Scott T. Sheppard, Lauren M. Koller, and William Chen.

"Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person; (ii) any Person owning or controlling ten (10%) percent or more of the outstanding voting interests of such Person; (iii) any officer, director, or general partner of such Person; or (iv) any Person who is an officer, director, general partner, trustee, or holder of ten (10%) percent or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls" "is controlled by", or "is under common control with" shall mean the possession, whether direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" or "Operating Agreement" means this Amended and Restated Limited Liability Company Operating Agreement, as amended from time to time. Words such as "herein", "hereinafter", "hereof", and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

"Business" means the sale of prepared food related products either directly or through one or more subsidiaries.

"Buy-Sell Event" means, with respect to any Class A Member or Class B Member any of the following: (i) death or "Disability" of the Member, (ii) a Transfer by the Member of his, her or its Units, or an attempt to do so, except a Permitted Transfer as defined below, (iii) in the case of a Member who performs services for the Company, the date he, she or it ceases for any reason to perform services for any reason, including termination of employment, or (iv) the vote of a majority of Class A Members for any reason or no reason at all (such vote to be based on ownership interests). A Member shall be treated as having suffered a "Disability" upon the date that such Member is declared legally incompetent or on the date that the Company receives a written opinion from a physician designated by the Company to the effect that such Member has incurred a mental or physical condition that can reasonably be expected to prevent the Member from carrying out his or her material duties to the Company for a period of six (6) months or longer from the date of such opinion. Each Member covenants and agrees to cooperate with any physician so designated by the Company to determine whether such Member is disabled, provided that any physician so designated shall consult with any physician of such Member.

"Buy-Sell Member" means a Class A Member or Class B Member with respect to whom a Buy-Sell Event has occurred.

"Capital Account" means, with respect to any Member, the Capital Account maintained for such Member in accordance with the following provisions:

(i)   To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated to such Member pursuant to Section 9.5 or Section 9.6 hereof, and the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(ii)   To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Operating Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated to such Member pursuant to

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Section 9.3 or Section 9.5 hereof and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

    (iii) In the event all or a portion of an Interest in the Company is transferred in accordance with the terms of this Operating Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

    (iv) In determining the amount of any liability for purposes of Subparagraph (i) and (ii) above, there shall be taken into account IRC §752(c) and any other applicable provisions of the IRC and Treasury Regulations.

The foregoing provisions and the other provisions of this Operating Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations §1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

"Capital Contributions" means the initial Gross Asset Value of property plus money contributed by the Members to the Company pursuant to this Operating Agreement and, in the case of all the Members, the aggregate of all such Capital Contributions.

"Cash Available for Distribution" means the gross cash receipts of the Company less the portion thereof used to pay or establish reasonable Reserves for all Company expenses (including taxes), all as determined by the Managers. Cash Available for Distribution will not be reduced by depreciation, depletion, amortization, cost recovery deduction, or similar allowances, and will be increased by any reductions of Reserves previously established pursuant to the first sentence of this definition.

"Class A Unit Holder" or "Class A Member" means a Member that holds Class A Units.

"Class B Unit Holder" or "Class B Member" means a Member that holds Class B Units.

"Company" shall refer to The Bacon Jams, LLC.

"Company Minimum Gain" has the meaning set forth in §1.704-2(b)(2) and §1.704-2(d) of the Treasury Regulations.

"Deficit Capital Account" shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

    (i) Credit to such Capital Account any amount which such Member is obligated to restore under Treasury Regulations §1.704-1(b) (2) (ii) (c), as well as any addition thereto pursuant to the next to last sentence of Treasury Regulations §§1.704-2(g)(1) and (i)(5);

    (ii) Debit to such Capital Account the items described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5) and (6); and

    (iii) This definition of Deficit Capital Account is intended to comply with the provision of Treasury Regulations §§1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions.

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for

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such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

"Distribution Date" has the meaning set forth in Section 10.1 hereof.

"Effective Date" means the date hereof.

"Firm Offer" has the meaning set forth in Section 11.4(b).

"Fiscal Year" shall mean the Company's fiscal year set forth in Section 12.1.

"Fiscal Quarter" means three (3) month periods ending March 31, June 30, September 30 and December 31.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Managers.

(ii)   The Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (A) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an Interest in the Company; and (C) the liquidation of the Company within the meaning of Treasury Regulations §1.704-1(b)(2)(ii)(g); and (D) the acquisition of an Interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in his, her or its capacity as a Member or by a new Member acting in a Member capacity, or in anticipation of being a Member; provided, however, that adjustments pursuant to clauses (A), (B) and (D) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative Interests of the Members in the Company.

(iii)   The Gross Asset Value of any asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Managers.

(iv)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to IRC §734(b) or IRC §743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m) and Subparagraph vi of the definition of Profits and Losses and Section 9.3 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Subparagraph (iv) to the extent the Managers determine that an adjustment pursuant to Subparagraph (ii) hereof is necessary or appropriate in

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connection with a transaction that would otherwise result in an adjustment pursuant to this Subparagraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Subparagraph (i), (ii), or (iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Interest" means the entire ownership interest of a Member in the Company at any particular time, including, without limitation, the right of such Member to participate in the Company's income or losses, Cash Available for Distribution, Capital Proceeds and any and all rights and benefits to which a Member may be entitled pursuant to this Operating Agreement and under the Act, together with the obligations of such Member to comply with all the terms and provisions of this Operating Agreement and the Act.

"IRC" shall mean the Internal Revenue Code of 1986 or corresponding provisions of subsequent superseding federal revenue laws.

"Managers" means the Persons who are elected as Managers of the Company pursuant to this Operating Agreement. "Manager" means any one of them.

"Member" means any Person who (i) is one of the Members of the Company which are parties to this Operating Agreement and listed as such in Schedule 1, or (ii) has been admitted to the Company as an Additional Member in accordance with this Operating Agreement, and (iii) has not ceased to be a Member for any reason.

"Member Nonrecourse Debt" has the meaning set forth in Treasury Regulations §1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations §1.704-2(i)(3).

"Member Nonrecourse Deductions" has the meaning set forth in Treasury Regulations §1.704-2(i)(1) and §1.704-2(i)(2).

"Membership Interest" shall mean a Member's entire Interest in the Company including the Member's economic interest and the right to participate in the management of the business and affairs of the Company, including, where applicable, the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Operating Agreement and the Act.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations §1.704-2(b)(1).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations §1.704-2(b)(3).

"Offer Notice" has the meaning set forth in Section 11.4(b).

"Offer Period" has the meaning set forth in Section 11.4(c).

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"Offer Price" has the meaning set forth in Section 11.4(a).

"Offered Units" has the meaning set forth in Section 11.4.

"Offerees" has the meaning set forth in Section 11.4(b).

"Operating Agreement" means this Amended and Restated Operating Agreement, as originally executed and as amended, modified or supplemented from time to time. Words such as "herein," "hereinafter," "hereof," hereto," "hereby" and "hereunder" when used with reference to this Operating Agreement, refer to this Operating Agreement as a whole, unless the context otherwise requires.

"Permissible Transferee" means a Class A Unit Holder, a Class A Unit Holder's spouse, a Class A Unit Holder's descendants or a Trust, the beneficiaries of which are one or more of the Class A Unit Holder's spouse and descendants, the Company, and the estate of a Class A or Class B Member who has died (subject to its obligation to sell the deceased Member's Units).

"Permitted Transfer" has the meaning set forth in Section 11.1(b).

"Person" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity. Persons means all such Persons.

"Pro Rata In Proportion To Units" means the proportion that a Member's Units of a class bears to all outstanding Units of the same class

"Profits" and "Losses" mean, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with IRC §703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to IRC §703(a)(1) shall be included in taxable income or loss) with the following adjustments:

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of Profits and Losses shall be added to such taxable income or loss;

(ii)   Any expenditures of the Company described in IRC §705(a)(2)(B) or treated as IRC §705(a)(2)(B) expenditures pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of Profits and Losses shall be subtracted from such taxable income or loss;

(iii)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to Subparagraph (i) or (ii) of the definition of Gross Asset Value hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv)   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

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(v)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of Depreciation hereof;

(vi)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to IRC §734(b) or IRC §743(b) is required pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii)   Notwithstanding any other provision of this definition of Profits and Losses, any items which are specially allocated pursuant to Section 9.3 (other than Section 9.3(a)) or Section 9.4 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Sections 9.3 and 9.4 hereof shall be determined by applying rules analogous to those set forth in Subparagraphs (i) through (vii) above.

"Purchase Offer" has the meaning set forth in Section 11.4(a).

"Purchaser" has the meaning set forth in Section 11.4(a).

"Reserves" means the reasonable reserves established and maintained from time to time by the Managers, in amounts reasonably considered adequate and sufficient from time to time by the Managers to pay costs and expenses incident to the Company's business.

"Seller" has the meaning set forth in Section 11.4.

"Tax Matters Member" has the meaning set forth in Section 12.7.

"Treasury Regulations" or "Regulations" shall include proposed, temporary, and final regulations promulgated under the IRC in effect as of the date of filing the Certificate of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede those regulations.

"Unit" means an Interest in the Company. The Interests in the Company will be divided into Class A Units and Class B Units. Unless otherwise identified "Units" refers to Class A Units and Class B Units.

1.2   Form of Pronouns; Number; Construction. Unless the context otherwise requires, as used in this Operating Agreement, the singular number includes the plural and the plural number may include the singular. The use of any gender shall be applicable to all genders. Unless otherwise specified, references to Articles, Sections or subsections are to the Articles, Sections and subsections in this Operating Agreement. Unless the context otherwise requires, the term "including" shall mean including, "without limitation."

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ARTICLE 2

THE COMPANY

2.1   Restatement. The Members hereby amend and restate the Operating Agreement of the Company as a limited liability company under and pursuant to the provisions of the Act and upon the terms and conditions set forth in this Agreement. The rights and liabilities of the Members shall be as provided under the Act, the Certificate of Organization and this Operating Agreement.

2.2   Name. The name of the Company shall continue to be The Bacon Jams, LLC.

2.3   Purpose of the Company. The purpose of the Company is to conduct the Business and, in addition, to engage in such other activities directly related to and in furtherance of the foregoing as may be necessary, advisable, or appropriate in the opinion of the Managers.

2.4   Term. This Company commenced on the date the Certificate of Organization was filed with the Pennsylvania Secretary of State and shall continue in existence in perpetuity unless and until liquidated in accordance with this Operating Agreement.

2.5   Filings.

(a)   The Managers shall take any and all actions reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of the Commonwealth of Pennsylvania, including the preparation and filing of such amendments to the Certificate of Organization and such other assumed name certificates, documents, instruments and publications as may be required by law.

(b)   The Managers shall execute and cause to be filed original or amended certificates and shall take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company or similar type of entity under the laws of any other jurisdictions in which the Company engages in business.

ARTICLE 3

OFFICES

3.1   Registered Office and Registered Agent. The registered office shall be as set forth in the Company's Certificate of Organization until such time as the registered office is changed in accordance with the Act.

3.2   Principal Executive Office. The principal executive office for the transaction of the business of the Company shall be fixed from time to time by the Managers within or without the Commonwealth of Pennsylvania.

3.3   Other Offices. The Managers may at any time establish other business offices within or without the Commonwealth of Pennsylvania.

ARTICLE 4

MEMBERS; LIMITED LIABILITY OF MEMBERS; TWO CLASSES OF MEMBERS;

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INTERESTS OF MEMBERS; CERTIFICATES; VOTING RIGHTS; MEETINGS OF MEMBERS

4.1   Members. Each of the parties to this Operating Agreement, and each Person admitted as a Member of the Company pursuant to this Operating Agreement, shall be Members of the Company until they cease to be Members in accordance with the provisions of this Operating Agreement. Upon the admission of any new Member, Schedules 1 and 2 hereto shall be amended accordingly.

4.2   Limited Liability. Each Member's liability shall be limited as set forth in the Act and other applicable law and, except as expressly set forth in this Operating Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

4.3   Nature of Membership Interest; Operating Agreement Is Binding upon Successors. The Interests of Members in the Company are their personal property. No Member has any interest in any specific asset or property of the Company. In the event of the death or legal disability of any Member, the executor, trustee, administrator, guardian, conservator or other legal representative of such Member shall be bound by the provisions of this Operating Agreement. If a Member which is not a natural person is dissolved or terminated, the successor of such Member shall be bound by the provisions of this Operating Agreement.

4.4   Certificates Evidencing Interests. In the sole discretion of the Managers, the Company may issue to every Member of the Company a certificate signed by the Managers of the Company specifying the Interest of such Member, which signatures may be facsimiles. If a certificate for registered interests is worn out or lost, it may be renewed on production of the worn out certificate or on satisfactory proof of its loss, together with such indemnity as may be required by the Managers.

4.5   Two Classes of Members.

(a)   The Company shall have two classes of Members. There shall be Class A Members who hold Class A Units and Class B Members who hold Class B Units. Each such Member shall have the rights, powers, duties, obligations, preferences and privileges set forth in this Operating Agreement. The names and addresses of the Members and their Units and Class held shall be set forth in Schedules 1 and 2 hereto. In the event of a change in ownership of Units Schedules 1 and 2 shall be adjusted accordingly. If a Class A Member get divorced and transfers or is required to transfer his or her Class A Units to his or her spouse, then those Class A Units that are transferred to a former spouse shall automatically become Class B Units.

(b)   The Members shall be entitled to share in the Cash Available for Distributions as set forth in this Operating Agreement, and shall be entitled to the amounts set forth in Section 13.4 hereof upon liquidation of the Company.

4.6   Voting Rights.

(a)   Except as may otherwise be provided in this Operating Agreement or the Act or the Certificate of Organization, each of the Members shall have only the voting rights set forth in this Section 4.6 and hereby waives his, her or its right to vote on any matters other than as set forth in this Section 4.6.

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(b)   In accordance with Section 17.2 hereof, the affirmative vote or consent of Members holding not less than two-thirds of all outstanding Units shall be required to amend this Operating Agreement.

(c)   The affirmative vote of Class A Members holding not less than two-thirds of the Class A Units represented and voting at a duly held meeting at which a quorum is present shall be required to:

(i)   approve a merger, consolidation or liquidation of this Company;

(ii)   authorize or approve a fundamental change in the Business of the Company;

(iii)   sell substantially all of the Company's assets;

(iv)   increase or decrease the number of Managers;

(v)   elect and remove the Managers in accordance with Section 5.5;

(vi)   issue additional Units;

(vii)   authorize and increase the compensation of Managers or officers who are Members;

(viii)   add Additional Members, other than a Permissible Transferee; and

(ix)   require the Members to contribute additional capital.

(d)   Unless a record date for voting purposes has been fixed as provided in Section 4.12 of this Operating Agreement, only Persons whose names are listed as Class A Members (except with respect to Section 4.6(b) hereof, in which case it shall be all Members) on the records of the Company at the close of business on the business day immediately preceding the day on which notice of the meeting is given or, if such notice is waived, at the close of business on the business day immediately preceding the day on which the meeting of Members is held (except that the record date for Members entitled to give consent to action without a meeting shall be determined in accordance with Section 4.11) shall be entitled to receive notice of and to vote at such meeting, and such day shall be the record date for such meeting. Any Member entitled to vote on any matter may cast part of the votes in favor of the proposal and refrain from exercising the remaining votes or vote against the proposal (other than for election or removal of a Manager), but if the Member fails to specify the Interests such Member is voting affirmatively, it will be conclusively presumed that the Member's approving vote is with respect to all votes such Member is entitled to cast. Such vote may be via voice or by ballot; provided, however, that all votes for removal of a Manager must be by ballot upon demand made by a Class A Member at any meeting at which such election or removal is to be considered and before the voting begins.

(e)   Without limiting the preceding provisions of this Section 4.6, no Person shall be entitled to exercise any voting rights as a Member until such Person:

(i)   shall have been admitted as a Class A Member (except with respect to Section 4.6(b) hereof, in which case it shall be all Members); and

(ii)   shall have paid the required Capital Contribution of such Person.

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(f) Except to the extent specifically set forth in this Operating Agreement holders of Class B Units shall not have any voting rights.

4.7 Place of Meetings. All meetings of the Members shall be held at any place within or without the Commonwealth of Pennsylvania which may be designated by the Managers. In the absence of such designation, Members' meetings shall be held at the principal executive office of the Company.

4.8 Meetings of Members. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by the Managers, or by Members entitled to cast not less than twenty-five (25%) of the votes at the meeting. Upon request in writing that a meeting of Members be called for any proper purpose, the Managers forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than ten (10) nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, written notice of such meetings shall be given to each Member entitled to vote not less than ten (10) nor more than sixty (60) days before the meeting. Such notices shall state:

(a) the place, date and hour of the meeting;

(b) those matters which the Managers or Members, at the time of the mailing of the notice, intend to present for action by the Members; and

(c) The names of the Managers intended at the time of the notice to be presented for election.

4.9 Quorum. The presence at any meeting in person or by proxy of Class A Members holding not less than a majority of the Class A Units entitled to vote at such meeting shall constitute a quorum for the transaction of business. The Class A Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the votes required to constitute a quorum.

4.10 Waiver of Notice. The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any regular or special meeting of Members. All such waivers, consents or approvals shall be filed with the Company's records and made a part of the minutes of the meeting. Attendance of a Member at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

4.11 Action by Members Without a Meeting. The Managers may be elected or removed without a meeting by a consent in writing, setting forth the action so taken, signed by Class A Members having not less than the minimum number of votes that would be necessary to elect or

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remove a Manager in accordance with Section 5.5 hereof. In addition, a Manager may be elected at any time to fill a vacancy by a written consent signed by Class A Members having not less than the minimum number of votes that would be necessary to elect a Manager in accordance with Section 5.5 hereof. Notice of such election shall be promptly given to nonconsenting Members. Any other action, which under any provision of the Act or the Certificate of Organization or this Operating Agreement that may be taken at a meeting of the Members, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All such consents shall be filed with the Managers and shall be maintained in the Company's records.

4.12   Record Date. The Managers or, if there be no Managers then in office, the Members may fix a time in the future as a record date for the determination of the Members entitled to notice of and to vote at any meeting of Members or entitled to give consent to action by the Company in writing without a meeting, to receive any report and to receive distributions. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a record date is so fixed, only Members of record at the close of business on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a distribution, or to exercise the rights, as the case may be, notwithstanding any transfer of any interests on the books of the Company after the record date, except as otherwise provided by the Act or in the Certificate of Organization or this Operating Agreement. If the Managers or the Members, as the case may be, do not so fix a record date:

(a)   the record date for determining Class A Members (except with respect to Section 4.6(b) hereof, in which case it shall be all Members) entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held; and

(b)   the record date for determining Class A Members (except with respect to Section 4.6(b) hereof, in which case it shall be all Members) entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given.

4.13   Members are not Agents. Pursuant to Section 5.1 of this Operating Agreement, the management of the Company is vested in the Managers. The Members shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Operating Agreement or the Certificate of Organization. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Managers, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

4.14   Transactions of Members with the Company. Subject to any limitations set forth in this Operating Agreement and with the prior approval of the Managers, a Member or an Affiliate of a Member may transact other business with the Company. Such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

4.15   Loans by Members to the Company. No Member shall be obligated to lend money to the Company. Any loan by a Member to the Company shall be separately entered on the books

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of the Company as a loan to the Company and not as a Capital Contribution and shall bear interest at such rate as may be agreed upon by the Company and the lending Member.

4.16   Confidentiality and Ownership.

(a)   Each Member shall keep confidential and shall not disclose to any third party that is not subject to a non-disclosure agreement acceptable to the Company, and shall prevent his, her or its Affiliates and any of his, her or its, or his, her or its Affiliates', present and former employees, agents and representatives, from disclosing to others without the prior written consent of all Members, any information that constitutes Confidential Information of the Company. No Member shall use, and each Member shall prevent his, her or its Affiliates and any of his, her or its, or his, her or its Affiliates', present and former employees, agents and representatives, from using any Confidential Information of the Company, except in connection with the Business.

(b)   For purposes of this Agreement, the term "Confidential Information of the Company" is used to describe information which is confidential, non-public or proprietary in nature, provided to or obtained by a Member or his, her or its representatives by or from the Company, any other Member, or such Persons' agents, representatives and employees, and relates, directly or indirectly, to the Company or the Business. This includes technical data, trade secrets or know-how, including research and development plans, ideas, and results, product plans, products, services, formulas and technology. "Confidential Information of the Company" further includes any information concerning the Business, whether disclosed or obtained orally or in visual or electronic form (whether or not marked confidential), all Intellectual Property owned or licensed by the Company, and all designs, analyses, compilations, forecasts, studies or other materials prepared by any Member in connection with the Business or for the Company. In addition, if the Company receives confidential information of a third party and the Company is under a duty of confidentiality with respect to such information, the Members shall treat such information as Confidential Information of the Company for purposes hereof. "Intellectual Property, owned or licensed by the Company" shall include any idea, work, methodology, technology, innovation, creation, concept, moral right, development, drawing, research, analysis, experiment, data, formula, method, procedure, process, product, system or technique.

(c)   For purposes of this Agreement, Confidential Information of the Company shall not include any information which (i) is available, or becomes available, to the public through no fault or action by such Member, his, her or its agents, representatives or employees, or (ii) becomes available on non-confidential basis from any source other than the Company, any other Member, or such Persons' agents, representatives or employees and such source is not prohibited from disclosing such information.

(d)   The Members agree that all inventions, ideas, know-how, discoveries, improvements, reports, programs, algorithms, documentation, and all other Intellectual Property and the use and derivative use of such material, including patents, copyrights, servicemarks and trademarks, patent applications and copyright and trademark registrations and any and all trade secrets, secret processes, hardware, software and firmware (whether in hard copy or other media) made, conceived, licensed by or otherwise acquired by the Company, the Members or any employee, subcontractor or agent of any Member, and whether made jointly or in collaboration with any other Person hereunder, with respect to or in connection with the Business, any aspect thereof or under or pursuant to this Operating Agreement or in any way related to any of the foregoing are, and shall be and remain, the sole and exclusive property of the Company. The Company's rights in and to the foregoing (herein referred to as "Work Product") shall include all rights of reproduction,

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derivation, distribution, public performance and public display by any and all means, methods or processes now known or hereafter created, invented or devised and in any and all manner, medium or form, now known or hereafter created, invented or devised.

(e) At the Company's expense, the Company shall have the sole right and responsibility for registering and/or applying for any copyrights, trademarks, patents or other forms of protection as the Company in its sole discretion deems necessary or desirable, in respect of all or any part of the Work Product. The Members covenant and agree to use their best efforts to cause each of their employees and any subcontractor or agent, to execute any documents and provide such assistance as may be reasonably required, at the Company's expense, to obtain or to protect the rights set forth hereinabove, including assistance necessary to effectuate the filing of a patent application or the registration of a copyright or trademark in any portion of the Work Product in the United States or elsewhere, in the name of the Company or as designated by the Company.

(f) The Company intends that any part of the Work Product that constitutes an original work of authorship fixed by any employee of the Company in any tangible medium of expression to be a work made for hire as defined by the laws of the United States regarding copyrights. If and to the extent any of the Work Product is not deemed to be a work made for hire as defined under the copyright laws, and with respect to other aspects of the Work Product not covered by the copyright laws, each Member hereby irrevocably and unconditionally sells, conveys, assigns and transfers it to the Company, without the necessity of any additional consideration to the Members, and shall cause each of the employees and any subcontractor or agent of the Member to sell, convey, assign and transfer to the Company, all right, title and interest in and to the Work Product. This assignment shall be operative with respect to all intellectual property rights in and to the Work Product. The Members, the employees and any subcontractor or agent of the Members shall retain no rights whatsoever in the Work Product, including any enhancements, upgrades, functional improvements and upgrades or the rights to make derivative works and all other rights incident to trademark and copyright ownership or patentability. The Members covenant and agree to cause each of the employees and any subcontractors or agents of the Members, not to contest or challenge the Company's rights, including trademarks, servicemarks, copyrights or patents in and to the Work Product. The assignment of all rights to the Work Product includes any and all rights to secure any renewals or extensions of trademarks, servicemarks, copyrights or patents in the United States and elsewhere, and the right to sue for past and future infringement and to retain all proceeds there from, with no duty of accounting.

(g) Each Member shall make full written disclosure to the Company of any Intellectual Property owned or licensed by the Company which the Member may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time such Person is a Member of the Company, to the extent such Intellectual Property owned or licensed by the Company is in any manner related to the Business.

(h) The covenants and agreements set forth in this Section 4.16 shall survive the Member's withdrawal hereunder or any transfer of any Membership Interest herein for a period of five (5) years.

4.17 Independent Activities. Insofar as permitted by applicable law, neither this Agreement nor any activity undertaken pursuant hereto shall prevent any Member or his, her or its Affiliates, from engaging in whatever activities they choose that is not competitive with the Business and any such activities may be undertaken without having or incurring any obligation to offer any interest in such activities to the Company or any Member, or require any Member to

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permit the Company or any other Member or his Affiliates to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation.

ARTICLE 5

MANAGEMENT OF THE COMPANY

5.1 <u>Managers</u>. Subject to the provisions of the Act and any limitations in the Certificate of Organization and this Operating Agreement as to action required to be authorized or approved by the Members, the business and affairs of the Company shall be managed and all its powers shall be exercised by or under the direction of the Managers. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Managers shall have the following powers:

(a) to conduct, manage and control the business and affairs of the Company and to make such rules and regulations therefor not inconsistent with law or with the Certificate of Organization or with this Operating Agreement, as the Managers shall deem to be in the best interests of the Company;

(b) to appoint and remove at pleasure the officers, agents and employees of the Company, prescribe their duties and fix their compensation;

(c) to borrow money and incur indebtedness for the purposes of the Company and to cause to be executed and delivered therefor, in the Company's name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt in security therefor; including, but not limited to, notes and mortgages permitting the lender to confess a judgment against the Company.

(d) to designate an executive and/or other committees, each consisting of two or more Managers or officers, to serve at the pleasure of the Managers, and to prescribe the manner in which proceedings of such committees shall be conducted;

(e) to acquire real and personal property, arrange financing and enter into contracts; and

(f) to make all other arrangements and do all things which are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

5.2 <u>Agency Authority of Managers</u>. Any Manager may sign contracts on behalf of the Company. Any Manager, acting alone, is authorized to endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company. All checks, drafts and other instruments obligating the Company to pay money may be signed by any one Manager.

5.3 <u>Limited Liability</u>. Except as expressly set forth in this Operating Agreement or required by law, no Manager shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager of the Company.

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5.4   Number and Qualifications of Managers. The authorized number of Managers shall be two (2). The authorized number of Managers may be changed from time to time upon the affirmative vote of Class A Members. A Manager must be an individual who is at least 18 years of age. A Manager may, but need not, be a Member of the Company.

5.5   Election and Removal of Managers.

(a)   The Managers shall be elected by the affirmative vote of Class A Members holding not less than a majority of the Class A Units, or by written consent of Class A Members holding not less than a majority of the Class A Units, pursuant to Section 4.11 of this Operating Agreement. Each Manager, including a Manager elected to fill a vacancy, shall hold office until his or her death, mental incompetence, resignation or removal.

(b)   Any Manager may be removed, with or without cause, by the vote of Class A Members of the Company holding not less than a majority of the Class A Units, represented and voting at a duly held meeting at which a quorum is present, or by written consent of Members holding Class A Units pursuant to Section 4.11 of this Operating Agreement.

5.6   Vacancies; Resignations.

(a)   A vacancy shall be deemed to exist in case of the death, mental incompetence, resignation or removal of any Manager, if the authorized number of Managers be increased, or if the Members fail, at any meeting of Members at which any Manager or Managers are to be elected, to elect the full authorized number of Managers to be voted for at that meeting.

(b)   Unless the Class A Members shall have elected a Manager to fill a vacancy, vacancies may be filled by a majority of the Managers then in office, whether or not less than a quorum, or by a sole remaining Manager and each Manager so elected shall hold office until such Manager's successor is elected by the required vote at a meeting of the Class A Members, or by written consent of Class A Members. A vacancy created by the removal of a Manager may only be filled by the vote of Class A Members, or by the written consent of Class A Members pursuant to Section 4.11 of this Operating Agreement.

(c)   The Class A Members, by a vote or written consent in accordance with Section 5.5 hereof, may elect a Manager at any time to fill any vacancy or vacancies not filled by the Managers.

(d)   Any Manager may resign effective upon giving thirty (30) days' written notice to the Members of the Company, unless the notice specifies a later time for the effectiveness of such resignation. A majority of the other Managers then in office, or failing such action, the Members shall have power to elect a successor to take office when the resignation is to become effective.

5.7   Initial Managers. The names and addresses of the initial Managers to hold office from and after the date of this Operating Agreement until their respective successors are elected and qualified, are as set forth in Schedule 3.

5.8   Compensation of Managers. Subject to Section 4.6(c) above, Managers of the Company shall be entitled to such compensation for their services as the Managers shall approve.

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5.9   Managers May Engage in Other Activities. The Managers are not obligated to devote all of their time or business efforts to the affairs of the Company, except that the Managers shall devote whatever time, effort and skill, as they deem appropriate for the operation of the Company. The Managers may have other business interests and may engage in other activities in addition to those related to the Company. Neither the Company nor any Member shall have the right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of the Managers or to the income derived therefrom.

5.10   Transactions of Managers with the Company. A Manager, directly or through an Affiliate, may lend money to and transact other business with the Company. Such Manager has the same rights and obligations with respect thereto as a Person who is not a Member or Manager.

5.11   Liability for Certain Acts. The Managers shall exercise their business judgment in managing the business operations and affairs of the Company. Unless fraud, deceit, gross negligence, willful misconduct or a wrongful taking shall be proven by a court of competent jurisdiction, after exhaustion of all appeals therefrom, judgment, decree or decision, the Managers shall not be liable or obligated to the Members for any mistake of fact or judgment or for the doing of any act or for the failure to do any act by the Managers in conducting the business operations and affairs of the Company. The Managers do not, in any way, guarantee the return of the Member's Capital Contribution or a profit for the Members from the operation of the Company. The Managers are not responsible to any Member for the loss of his, her or its investment or a loss in operations unless the result shall have been a result of fraud, deceit, gross negligence, willful misconduct or a willful and wrongful taking by such Managers. The Managers shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture, so long as the Managers shall spend the required time and shall pay attention to the details of the business as they deem appropriate to further the operation of the Company.

5.12   Third Party Reliance. Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of the Managers as set forth herein. Any Person dealing with the Company may rely upon a certificate signed by the Managers as to:

(a)   the identity of any Manager;

(b)   the existence or nonexistence of any fact or facts which constitute conditions precedent to acts by any Managers, which is in any manner germane to the affairs of the Company;

(c)   the persons who are authorized to execute and deliver any instrument or document on behalf of the Company;

(d)   any act or failure to act by the Company; or

(e)   any other matter whatsoever involving the Company or any Member.

5.13   Officers. The Managers may in their discretion determine that the Company shall have officers, in which event the following provisions of this Section shall apply:

(a)   The Managers may assign titles to the officers they elect. If the Managers elect an officer of the Company with a title that is commonly used for officers of a business corporation, the assignment of that title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and

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duties made by the Managers. Any number of offices may be held by the same person. Officers may, but need not, be Managers and/or Members.

(b)   Each officer of the Company shall be chosen by the Managers and shall serve at the pleasure of the Managers.

(c)   Any officer may be removed, with or without cause, by the Managers or by such other officer, if any, upon whom such power of removal may be conferred by the Managers. Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the time of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective.

(d)   Any vacancy in any office because of death, resignation, removal, disqualification or other cause shall be filled by the Managers.

(e)   Subject to Section 4.6(c) above, the compensation of the officers, if any, shall be fixed from time to time by the Managers.

(f)   Nothing contained in this Section shall affect or be construed as affecting the terms of any contract of employment between the Company and any officer.

(g)   The initial officers are as set forth in Schedule 3.

ARTICLE 6

MEETINGS OF MANAGERS

6.1   Place of Meetings. Meetings of the Managers shall be held at any place within or without the Commonwealth of Pennsylvania that has been designated from time to time by the Managers. In the absence of such designation, meetings of the Managers shall be held at the principal executive office of the Company.

6.2   Meetings of Managers.

(a)   The Managers shall meet at least once each calendar quarter for the purpose of organization and consideration of any business that may properly be brought before the meeting. No notice of any kind shall be necessary for the scheduled meeting.

(b)   Meetings of the Managers may be called for any purpose or purposes at any time by any Manager. Notice of the time and place of meetings shall be delivered personally or by telephone to each Manager, or sent by mail or by telegram or facsimile transmission, charges prepaid, addressed to such Manager at his or her address as it appears upon the records of the Company or, if it is not so shown on the records and is not readily ascertainable, at the place at which the meetings of the Managers are regularly held. In case such notice is mailed, it shall be deposited in the United States mail at least ten (10) days prior to the time of the holding of the meeting. In case such notice is telegraphed or sent by facsimile transmission, it shall be delivered to a common carrier for transmission to the Managers or actually transmitted by the person giving the notice by electronic means to the Managers at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered personally or by telephone as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of

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the meeting. Any notice given personally or by telephone may be communicated to either the Managers or to a person at the office of the Managers whom the person giving the notice has reason to believe will promptly communicate it to the Managers. Such deposit in the mail, delivery to a common carrier, transmission by electronic means or delivery, personally or by telephone, as above provided, shall be due, legal and personal notice to such Managers. The notice need not specify the purpose of the meeting.

6.3   Quorum; Participation in Meetings by Conference Telephone Permitted; Vote Required for Action.

(a)   The presence of a majority of the authorized number of Managers at a meeting of the Managers constitutes a quorum for the transaction of business, except as hereinafter provided. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can communicate with and hear one another. Every act or decision done or made by a majority of the Managers present at a meeting duly held at which a quorum is present shall be regarded as the act of the Managers. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Managers, provided that any action taken is approved by at least a majority of the required quorum for such meeting. A majority of the Managers present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place (other than adjournments until the time fixed for the next regular meeting of the Managers, as to which no notice is required) shall be given prior to the time of the adjourned meeting to the Managers who were not present at the time of the adjournment.

(b)   In the event the Board of Managers cannot, after reasonable deliberation and effort, reach agreement on an issue, then the Managers shall each present their positions on such issue to the Advisory Board. The Advisory Board shall consist of three individuals. Each Manager shall designate one member of the Advisory Board (for a total of two members) and shall make reasonable efforts to agree on a choice of a third member. In the event the Managers cannot agree on the selection of a third member for the Advisory Board, the two members previously selected shall together choose a third. The members of the Board of Advisors shall serve for two years and until their successors have been chosen. The decision of a majority of the Advisory Board shall be binding on the Managers.

6.4   Waiver of Notice; Consent to Meeting. Notice of a meeting need not be given to any Manager who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Manager. All such waivers, consents and approvals shall be filed with the Company's records and made a part of the minutes of the meeting.

6.5   Action by Managers Without a Meeting. Any action required or permitted to be taken by the Managers may be taken without a meeting if all the Managers shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Managers. Such action by written consent shall have the same force and effect as a unanimous vote of the Managers.

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ARTICLE 7

UNITS

7.1   Units. The Company shall issue to the Members the Units set forth in Schedule 2. Subject to approval of Members holding not less than a majority of the Class A Units, the Managers may cause the Company to issue up to Fifty Thousand (50,000) additional Class A Units and Nine Hundred Fifty Thousand (950,000) additional Class B Units for such property or services as the Managers deem appropriate.

ARTICLE 8

CAPITAL CONTRIBUTIONS

8.1   Capital Contributions.

(a)   Upon the date of admission of an Additional Member in accordance with Section 11.2 hereof, or on such later date as the Managers from time to time shall agree in writing, each Additional Member shall make a Capital Contribution to the Company in such amount and in such form as the Managers deem in the best interests of the Company. Subject to the approval of Members holding not less than a majority of the Class A Units, the Managers, on behalf of the Company, may issue Class A Units or Class B Units to Additional Members for such Capital Contributions or services as the Managers deem appropriate without requirement of any further act, approval or vote of any other Persons.

(b)   Upon receipt of each such Capital Contribution, the Company shall credit each Member's Capital Account with the amount of such Member's Capital Contribution and amend Schedules 1 and 2 accordingly

8.2   Additional Capital Contributions.

(a)   Subject to Section 4.6(c) hereof, if the Managers, at any time or from time to time, determine that the Company requires additional Capital Contributions, then the Managers shall give notice to each Member of (i) the total amount of additional Capital Contributions required; (ii) the reason the additional Capital Contribution is required; (iii) each Member's proportionate share of the total additional Capital Contribution (determined in accordance with this Section); and (iv) the date each Member's additional Capital Contribution is due and payable, which date shall be no less than thirty (30) days after the notice has been given. A Member's share of the total additional Capital Contribution shall be equal to the product obtained by multiplying the total additional Capital Contribution required by a fraction, the numerator of which is the number of Units held by the Members, and the denominator of which is the number of Units held by all Members.

(b)   If a Member ("Defaulting Member") fails to pay when due all or any portion of any additional capital contribution, the Managers shall request the non-defaulting Member(s) ("Non-Defaulting Members") to pay the unpaid amount of the Defaulting Member's Additional Capital Contribution (the "Unpaid Contribution").

(c)   The Non-Defaulting Member(s) may, but shall not be obligated to advance to the Company all or such proportion as may be agreed by such Non-Defaulting Member(s) of the defaulted amount on the following terms: (a) the advance shall constitute a full recourse demand

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loan by each Non-Defaulting Member who advances funds on behalf of the Defaulting Member to the Defaulting Member, which loan is used by the Defaulting Member to make his, her or its additional capital contribution to the Company; (b) the amount loaned shall bear interest at an annual rate equal to fifteen percent (15%) per annum, compounded quarterly, from the day the advance is made until the loan, together with all interest accrued thereon, is repaid; (c) all distributions from the Company that otherwise would be made to the Defaulting Member shall instead be paid to Non-Defaulting Member (s) who advance(s) funds on behalf of the Defaulting Member (in proportion to relative amounts loaned) until such loan and all interest accrued on it have been paid in full, with payments being applied first to accrued and unpaid interest and then to principal; and (d) upon making the advance, the Non-Defaulting Member (s) who advance funds on behalf of the Defaulting Member shall have a continuing security interest, which is hereby granted by each Member to the extent he becomes a Defaulting Member, in such Members' Interest, now owned and hereafter acquired, and the Non-Defaulting Members who advance funds on behalf of Defaulting Member shall be entitled to all the rights and remedies of a secured party under the Pennsylvania Uniform Commercial Code. In connection with any advances made by Non-Defaulting Member (s) who advance funds on behalf of the Defaulting Member under this Section 8.2(c), this Agreement shall constitute a security agreement for purposes of the Pennsylvania Uniform Commercial Code. Each Member, to the extent he, she or it becomes a Defaulting Member, hereby agrees to execute and deliver to each Non-Defaulting Member who advances funds on behalf of the Defaulting Member such Uniform Commercial Code Financing Statements as the Non-Defaulting Member (s) who advance(s) funds on behalf of the Defaulting Member may request from time to time covering the security interests created hereunder. The Non-Defaulting Member (s) who advance(s) funds on behalf of the Defaulting Member shall be entitled to record such financial statements (or photocopies thereof) for the purpose of perfecting the security interests created hereunder and providing public notice thereof.

8.3   Withdrawal or Reduction of Capital Contributions.

(a)   Except as expressly provided in this Operating Agreement, no Member shall have the right to withdraw from the Company all or any part of his, her or its Capital Contribution prior to the dissolution and winding up of the Company.

(b)   A Member, irrespective of the nature of his, her or its Capital Contribution, shall only have the right to demand and receive cash in return for his, her or its Capital Contribution, unless the Managers shall have agreed that such Member may receive a distribution in kind.

8.4   No Interest Payable on Capital Contributions. No Interest shall be payable on or with respect to the Capital Contributions or Capital Accounts of Members.

ARTICLE 9

ALLOCATION OF PROFITS AND LOSSES

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4017622v6

9.1   _Profits_. After giving effect to the special allocations set forth in Section 9.3 and 9.4 hereof and guaranteed payments described in Section 10.3 below, Profits for each Fiscal Year, shall be allocated to the Members, Pro Rata in Proportion to the Units held.

9.2   _Losses_. After giving effect to the special allocations set forth in Sections 9.3 and 9.4 hereof and guaranteed payments described in Section 10.3 below, Losses for each Fiscal Year shall be allocated to the Members, Pro Rata in Proportion to the Units held.

9.3   _Special Allocations_. The following special allocations shall apply:

(a)   _Limitation on Losses_. The Losses allocated pursuant to Section 9.2 hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have a Deficit Capital Account at the end of any Fiscal Year. In the event some but not all of the Members would have Deficit Capital Accounts as a consequence of an allocation of Losses pursuant to Section 9.2 hereof, the limitation set forth in this Section 9.3 shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Treasury Regulations §1.704-1(b)(2)(ii)(d).

(b)   _Minimum Gain Chargeback_. Except as otherwise provided in Treasury Regulations §1.704-2(f), notwithstanding any other provision of this Operating Agreement, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations §1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations §1.704-2(f)(6) and §1.704-2(j)(2). This Section 9.3(b) is intended to comply with the minimum gain chargeback requirement in §1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith.

(c)   _Member Minimum Gain Chargeback_. Except as otherwise provided in Treasury Regulations §1.704-2(i)(4), notwithstanding any other provision of this Operating Agreement, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation §1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations §1.704-2(i)(4) and §1.704-2(j)(2). This Section 9.3(c) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations §1.704-2(i)(4) and shall be interpreted consistently therewith.

(d)   _Qualified Income Offset_. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in §1.704-1(b)(2)(ii)(d)(4), §1.704-1(b)(2)(ii)(d)(5), or §1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Deficit Capital Account of such

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Member as quickly as possible, provided that an allocation pursuant to this Section 9.3(d) shall be made only if and to the extent that such Member would have a Deficit Capital Account after all other allocations provided for in this Article 9 have been tentatively made as if this Section 9.3(d) were not in this Operating Agreement.

(e)   Gross Income Allocation. In the event any Member has a Deficit Capital Account at the end of any Fiscal Year, each such Member shall be specially allocated items of Company income and gain in the amount of such deficit as quickly as possible, provided that an allocation pursuant to this Section 9.3(e) shall be made only if and to the extent that such Member would have a Deficit Capital Account after all other allocations provided for in this Operating Agreement have been made as if Section 9.3(d) hereof and this Section 9.3(e) were not in this Operating Agreement.

(f)   Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Members in accordance with the general allocation of Losses set forth in Section 9.2 above.

(g)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations §1.704-2(i)(1).

(h)   IRC §754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to IRC §734(b) or IRC §743(b) is required, pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m)(2) or §1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations §1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event Treasury Regulations §1.704-1(b)(2)(iv)(m)(4) applies .

9.4   Curative Allocations. The allocations set forth in Sections 9.3(b), 9.3(c), 9.3(d), 9.3(e), 9.3(f), 9.3(g) and 9.3(h) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Section 9.4.

9.5   Other Allocation Rules.

(a)   For purposes of determining the Profits, Losses, or any other items allocable to any period within a Fiscal Year, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Managers using any permissible method under IRC §706 and the Treasury Regulations thereunder, which takes into account the varying interests of the Members during each Fiscal Year.

(b)   The Members are aware of the income tax consequences of the allocations made by this Operating Agreement and hereby agree to be bound by the provisions hereof in reporting their shares of income and loss for income tax purposes.

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(c)   "Excess nonrecourse liabilities" of the Company, within the meaning of Treasury Regulations §1.752-3(a)(3), shall be allocated among the Members Pro Rata in Proportion to Units held.

(d)   To the extent permitted by Treasury Regulations §1.704-2(h)(3), the Managers shall endeavor not to treat distributions of Cash Available for Distribution as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt, but only to the extent that such distributions would not cause or increase a Deficit Capital Account for any Member.

(e)   In the event the Company has taxable income that is characterized as ordinary income under the recapture provisions of IRC, each Member's distributive share of taxable gain or loss from the sale of depreciable assets (to the extent possible) shall include a proportionate share of the recapture income equal to the Member's share of prior cumulative depreciation deductions with respect to the assets that gave rise to the recapture income.

9.6   Tax Allocations; Code Section 704(c). Except as otherwise provided in this Section 9.6, each item of income, gain, loss and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such items are allocated for book purposes under this Article 9. In accordance with IRC Section 704(c), and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value) using the traditional method, pursuant to the Treasury Regulations under IRC §704(c). In the event the Gross Asset Value of any Asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss and depreciation with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under IRC §704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purposes and intention of this Operating Agreement provided that any item of loss or deduction attributable to property contributed by a Member shall, to the extent of an amount equal to the excess of (A) the federal income tax basis of such property at the time of its contribution over (B) the Gross Asset Value of such property at such time, be allocated in its entirety to such contributing Member and the tax basis of such property for the purposes of computing the amounts of all items allocated to any other Members (including a transferee of the contributing Member) shall be equal to its Gross Asset Value upon its contribution to the Company. Allocations pursuant to this Section 9.6 are solely for the purposes of federal, state and local taxes and shall not effect, or in any way be taken into account in computing any Member's Capital Account or share of profits, losses or other items or distributions pursuant to any provisions of this Agreement.

ARTICLE 10

DISTRIBUTIONS

10.1   Cash Available for Distribution. Except as otherwise provided in Article 13 hereof, Cash Available for Distribution for each Fiscal Year shall be distributed, at such times as the Managers may determine (the "Distribution Date") and allocated among the Members, Pro Rata in Proportion to Units held.

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10.2   Amounts Withheld. All amounts withheld or required to be withheld pursuant to the IRC or any provision of any state, local, or foreign tax law with respect to any payment, distributions, or allocations to the Members, and treated by the IRC (whether or not withheld pursuant to the IRC) or any such state, local or foreign tax law as amounts payable by or in respect of any Member shall be treated as amounts distributed to the Member. The Company is authorized to withhold from distributions, or with respect to allocations to the Members and pay over to any federal, state, local, or foreign government any amounts required to be so withheld pursuant to the IRC or any provisions of any federal, state, local or foreign law.

10.3   Compensation. Subject to Section 4.6(c) hereof, in consideration of the Member's performance of services on behalf of the Company, or any subsidiary or joint venture in which the Company has an interest, each Member who is either a Manager or an officer shall receive, as payments within the meaning of IRC §707(a) and not as distributions, such compensation from the Company, as may be approved by the Managers from time to time. Such payments shall be in addition to distributions of cash and allocations of Profits, Losses, and other items provided for in this Agreement.

10.4   Distribution for Taxes. The Company shall make a reasonable effort to distribute to the Members on or before the end of each Fiscal Quarter a sum at least equal to the projected taxable income (for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to IRC §703(a) shall be included in taxable income) for the Fiscal Quarter times an assumed tax rate equal to the sum of the highest tax rate imposed on individuals under the IRC, plus the highest income tax rate imposed upon individuals in the Commonwealth of Pennsylvania (the "Tax Rate") less distribution described in Sections 10.1 and 10.2 above and shall make a reasonable effort to distribute on or before each April 10 of the following Fiscal Year a sum at least equal to the taxable income (for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to IRC §703(a) shall be included in taxable income) for the preceding Fiscal Year times the Tax Rate, less the quarterly distributions for taxes previously made, any tax amount deemed distributed in accordance with Section 10.2 above and distributions described in Section 10.1 above.

ARTICLE 11

TRANSFER OF INTERESTS; ADMISSION OF
ADDITIONAL MEMBERS; RIGHT OF FIRST REFUSAL,
TAKE ALONG RIGHTS; AND CHANGE IN BUSINESS FORM

11.1   Transfer of Interests.

(a)   No Member may sell, exchange, transfer, assign, make a gift of, pledge, encumber, hypothecate or alienate (each a "Transfer") his, her or its Interest in the Company to any Person, including another Member, except as expressly provided in Section 11.1(b) below.

(b)   A Member may Transfer all or a portion of his, her or its Interest to (i) a Permissible Transferee; or (ii) a Person approved in writing by a majority of the Managers; provided, however, any Transfer permitted by this Section 11.1(b) shall not release the Member from his, her or its obligations to the Company. Any such Transfer shall be referred to herein as a "Permitted Transfer." Each of the Members, by executing this Operating Agreement, hereby covenants and agrees that such Members will not, in any event, Transfer any Interest unless, in the opinion of counsel to the assignee (which counsel and opinion shall be satisfactory to counsel for

4017622v6

the Company), such Interest is being transferred in compliance with then-applicable federal and state statutes including, without limitation, any applicable federal or state securities laws.

(c)   No Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 11. Any Transfer or purported Transfer of any Interest not made in accordance with this Article 11 shall be void ab initio.

(d)   A Transfer shall not be treated as a Permitted Transfer under Section 11.1 hereof unless and until the following conditions are satisfied:

(i)   Except in the case of a Transfer involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer. In the case of a Transfer of Interest involuntarily by operation of law, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. In all cases, the Transferee must deliver to the Company such instruments as may be necessary or appropriate in the opinion of counsel to the Company to cause the transferee to be bound to all the terms of this Operating Agreement. The Company shall be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

(ii)   The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Interest transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information, statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Interest until it has received such information.

(iii)   Except with the approval or consent of Class A Members holding not less than a majority of the Class A Units, no Transfer of the Units shall be made except upon terms that would not result in a termination of the Company under IRC §708.

11.2   Admission of New Members.

(a)   No Person shall be admitted as an Additional Member of the Company unless:

(i)   a majority of the Managers approve the admission of such Person as a new Member; and

(ii)   The Additional Member executes and delivers to the Company such instruments as may be necessary or appropriate in the opinion of counsel to the Company to cause the Additional Member to be bound to the terms of this Operating Agreement.

(b)   Upon the admission of an Additional Member in accordance with this Operating Agreement, Schedules 1 and 2 shall be adjusted accordingly. Unless the Additional Member is acquiring Units from a Member, the Additional Member shall pay in his, her or its Capital Contribution in accordance with Section 8.1 hereof, and the Managers shall establish a Capital Account for the Additional Member, which shall be credited with the Capital Contribution of the Additional Member.

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(c)   Except in the case of a Transfer involuntarily by operation of law, if required by the Managers, an Additional Member (other than a transferee that was a Member prior to the Transfer) shall deliver to the Company evidence of the authority of such Person to become a Member and to be bound by all of the terms and conditions of this Agreement.

11.3   Rights of Unadmitted Assignees. Any Person who acquires an Interest but who is not admitted as an additional Member pursuant to Section 11.2 hereof shall be entitled only to allocations and distributions with respect to such Interest in accordance with this Operating Agreement, and shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement.

11.4   Right of First Refusal. In addition to the other limitations and restrictions set forth in this Article 11, except as permitted by Section 11.1(b)(i) hereof (a transfer to a Permissible Transferee), no Member shall Transfer all or any portion of his, her or its Units (the "Offered Units") unless such Member (the "Seller") first offers to sell the Offered Units pursuant to the terms of this Section 11.4.

(a)   Limitation on Transfers. No Transfer may be made under this Section 11.4 unless the Seller has received a bona fide written offer (the "Purchase Offer") from a Person (the "Purchaser") to purchase the Offered Units for a purchase price (the "Offer Price") denominated and payable in United States dollars at closing or according to specified terms, with or without interest, which offer shall be in writing signed by the Purchaser and shall be irrevocable for a period ending no sooner than the business day following the end of the Offer Period, as hereinafter defined.

(b)   Offer Notice. Prior to making any Transfer that is subject to the terms of this Section 11.4, the Seller shall give to the Company and each other Member written notice (the "Offer Notice") that shall include a copy of the Purchase Offer and an offer (the "Firm Offer") to sell the Offered Units to the other Members (the "Offerees") for the Offer Price, payable according to the same terms as (or more favorable terms than) those contained in the Purchase Offer, provided that the Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Units) to be provided by the Purchaser for any deferred portion of the Offer Price.

(c)   Offer Period. The Firm Offer shall be irrevocable for a period (the "Offer Period") ending at 11:56 P.M., local time at the Company's principal place of business, on the ninetieth (90th) day following the date of the Offer Notice.

(d)   Acceptance of First Offer. At any time during the Offer Period, any Offeree may accept the Firm Offer as to all or any portion of the Offered Units, by giving written notice of such acceptance to the Seller and each other Offeree, which notice shall indicate the maximum number of Units that such Offeree is willing to purchase. In the event that Offerees ("Accepting Offerees"), in the aggregate, accept the Firm Offer with respect to all of the Offered Units, the Firm Offer shall be deemed to be accepted and each Accepting Offeree shall be deemed to have accepted the Firm Offer as to that portion of the Offered Units that corresponds to the ratio of the number of Units that such Accepting Offeree indicated a willingness to purchase to the aggregate number of Units all Accepting Offerees indicated a willingness to purchase. If Offerees do not accept the Firm Offer as to all of the Offered Units during the Offer Period, the Firm Offer shall be deemed rejected in its entirety.

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(e)   Closing of Purchase Pursuant to Firm Offer. In the event that the Firm Offer is accepted, the closing of the sale of the Offered Units shall take place within thirty (30) days after the Firm Offer is accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and all Accepting Offerees shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Units pursuant to the terms of the Firm Offer and this Article 11.

(f)   Sale Pursuant to Purchase Offer if Firm Offer Rejected.   If the Firm Offer is not accepted in the manner hereinafter provided, the Seller may sell the Offered Units to the Purchaser at any time within sixty (60) days after the last day of the Offer Period, provided that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and, provided, further, that such sale complies with other terms, conditions and restrictions of this Agreement that are not expressly made inapplicable to sales occurring during this Section 11.4. In the event that the Offered Units are not sold in accordance with the terms of the preceding sentence, the Offered Units shall again become subject to all of the conditions and restrictions of this Section 11.4.

11.5   Distributions and Allocations in Respect of Transferred Interest. If any Interest is Transferred during any Fiscal Year in compliance with the provisions of this Article 11, Profits, Losses, each item thereof, and all other items attributable to the Interests for such Fiscal Year shall be divided and allocated between the transferor and the transferee during the Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Managers. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee.

11.6   Take-Along Rights. In the event that the Managers approve a sale of the Company, then the Managers shall have the right to cause that sale of the Company to take the form of an acquisition of all or substantially all of the Units held by all Members (whether by merger, consolidation, reorganization, recapitalization, sale of Units or otherwise). The Managers may exercise such right by giving written notice (the "Managers' Sale Notice") of such exercise to the Members no later than fifteen (15) days prior to the consummation of the sale of the Company that is the subject of such right. Such notice shall also contain, if available, a copy of any definitive documentation pursuant to which Units are to be sold or otherwise transferred to the buyer (the "Sale Documentation") and will state the name and address of such third party and the anticipated closing date of such sale of the Company. Upon delivery of such notice, each Member shall be obligated to sell and deliver his, her or its respective Units on the terms and conditions applicable to the sale of the Company. In connection with such sale of the Company, each Member shall vote for, consent to and raise no objections against such sale of the Company, whether structured as a sale of Units or otherwise, and shall become a party to the Sale Documentation. If the sale of the Company is structured as a (i) merger or consolidations, each Member shall waive any dissenters' rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Units, each Member shall agree to sell all of his, her or its Units on the terms and conditions approved by the Managers and waive all minority shareholders' statutory rights of dissolution. Each Member shall take all necessary or desirable actions in connection with the consummation of the sale of the Company as requested by the Managers. Without limited the generality of the foregoing:

(a)   each Member shall be required to make on a several and pro rata basis (and so long as all of the other Members participating in such sale are providing the same (or greater) representations, warranties and indemnities), representations, warranties and indemnities regarding

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such Member's ownership of Units, including, without limitation, (i) the power and authority of such Member to enter into and consummate such sale and (ii) providing the purchaser with good and marketable title to the Interest being sold by such Member, free and clear of all liens created by such Member;

(b)   each Member shall be required to provide indemnification with respect to the breach of any representations, warranties or covenants regarding the Company (without regard to whether such representations, warranties or covenants are made by the Company itself or any other Member, but only so long as all the Members participating in such sale are providing the same (or greater) indemnification) contained in the Sale Documentation;

(c)   any indemnification liability of any Member described in clause (b) shall be several only, and not joint, and shall not in any event exceed such holder's pro rata share (based on the respective Interests of all the Members participating in such sale of the Company) of any such liability;

(d)   in no event shall the indemnification liability of any Member described in clause (b) exceed the net cash proceeds received by such Member in connection with any such sale of the Company; and

(e)   each Member shall pay his, her or its pro rata share (based on the proceeds received by such holder) of all expenses incurred by the Company in connection with such sale of the Company, each Member shall fund his, her or its pro rata share (based on the proceeds received (or to be received) by such holder) of any required escrow.

11.7   Change in Business Form. In connection with a proposed public offering or as otherwise approved by the Managers, the Managers may determine to convert the Company into another form of legal entity (including, without limitation, a corporation) at any time, in which event all or a portion of the Units may either be combined into a single class or type of equity and/or the rights and preferences of all or a portion of the classes or types of equity may be preserved as nearly as possible under such new structure, in each case provided that the fair market value of each type or class of equity interest as of immediately following such change received by each Member shall be no less than the fair market value of the equity interest exchanged therefor as of immediately prior to such change (ignoring, for purposes hereof, any change in value resulting from a change in the tax status of the Company). Each Member shall take all action reasonably requested by the Managers to effect any such restructuring.

11.8   Buy-Sell. If a Buy-Sell Event has occurred or is continuing with respect to any Buy-Sell Member, the Managers may, within ninety (90) days after the Managers receive notice that Buy-Sell Event has occurred, in the Manager's sole discretion cause the Company to commence the procedures specified in this Section 11.8 for the purpose of purchasing the Buy-Sell Member's Interest.

(a)   Determination of Net Equity of Buy-Sell Member's Interest. When the Company commences the purchase procedures set forth in this Section 11.8, the Net Equity of the Buy-Sell Member's Interest shall be determined by the Accountants in accordance with this Section 11.8 as of the last day of the Fiscal Quarter immediately preceding the Fiscal Quarter in which the Buy-Sell Event occurred, the Company shall issue a notice to the Buy-Sell Member, with a copy to all Members, and the Buy-Sell Member shall be obligated to sell to the Company all, but not less than all, the Buy-Sell Member's Class A Units or Class B Units as the case may be in accordance with this Section 11.8 at a price (the "Buy-Sell Price") equal to such Net Equity value of the Buy-

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Sell Member's Interest. The notice referred to in this Section 11.8 shall designate the first appraiser described in Section 11.8(e) below.

(b)   Election to Purchase Percentage Interests of Buy-Sell Member. For a period ending 11:59 p.m. (local time at the Company's principal office), on the 90th day following the date in which notice of the Buy-Sell Member's Net Equity is given pursuant to Section 11.8(d) (the "Election Period"), the Company may elect by notice to the Buy-Sell Member (the "Purchase Notice") to purchase all (but not less than all) the Class A Units or Class B Units of the Buy-Sell Member.

(c)   Terms of Purchase and Closing. Unless the Company and the Buy-Sell Members agree otherwise, the Closing of the purchase and sale of the Buy-Sell Member's Interest shall occur at the principal office of the Company within ninety (90) days following the last day of the Election Period, or at such other date as shall be agreed upon. At the Closing, the Buy-Sell Member shall deliver to the Company, free and clear of all liens and encumbrances (other than those created by this Agreement) good title to the Buy-Sell Member's Interest purchased pursuant hereto. At the Closing, the Company shall pay to the Buy-Sell Member ten percent (10%) of the Buy-Sell Price (or if greater, 100% of the life insurance proceeds received by the Company on account of death of the Member, but not more than the Buy-Sell Price) in cash, by check or, at the option of the Company, wire transfer and shall issue to the Buy-Sell Member a non-negotiable promissory note evidencing the Company's obligation to pay the remaining portion of the Buy-Sell Price, if any, in sixty (60) equal consecutive monthly installments with interest. The unpaid balance of the Buy-Sell Price shall bear interest at the applicable federal mid-term rate for the month of the Closing, determined under IRC §1274(d). At the Closing, the Buy-Sell Member shall execute such documents and instruments of conveyance as may be necessary or appropriate to carry out the Transfer of the Buy-Sell Member's Interest to the Company. The cost to determine the Net Equity of the Buy-Sell Member's Interest shall be borne by the Company.

(d)   Net Equity. The Net Equity of the Member's Interests, as of any day, shall be the amount that would be distributed to such Member in liquidation of the Company pursuant to Article 13 hereof if (i) the Company's assets were sold on the last day of the Fiscal Quarter immediately preceding the Fiscal Quarter in which the Buy-Sell Event occurred, for the "Gross Asset Value" (ii) the Company paid or established reserves for the payment of all Company liabilities, and (iii) the Company distributed the remaining proceeds to the Members in liquidation of the Company pursuant to Article 13 hereof, all as of such day provided, however, if (i) the Buy-Sell Event is the Class B Members' failure to continue to perform services for the Company, the Gross Asset Value shall be deemed to equal the lesser of the Gross Asset Value or the Net Book Value of the Company on the last day of the Fiscal Quarter immediately preceding the Fiscal Quarter in which the Buy Sell Event occurred. The Net Equity of a Member's Class A or Class B Units shall be determined by the Company's Accountants and the amount of such Net Equity shall be disclosed to the Company and each of the Members by written notice ("Net Equity Notice"). The Net Equity determination of the Accountants shall be final and binding.

(e)   Gross Appraised Value. The "Gross Appraised Value" as of any day shall equal the fair market value of the Company's assets as of that day. As used herein, as of any day, "Fair Market Value" of the Company's assets means the price at which a willing seller would sell and a willing buyer would buy the Company's assets, free and clear of all liens, security interests, and other encumbrances, in an arm's length transaction for cash, without time constraints, and without being under any compulsion to buy or sell. The provisions of this Agreement that require a determination of Gross Appraised Value also provide the time for the appointment of the first

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appraiser ("First Appraiser"). Within thirty (30) days after the date the Buy-Sell Member receives notice of the appointment of the First Appraiser, the Buy-Sell Member shall designate a second appraiser ("Second Appraiser"). The First Appraiser and the Second Appraiser shall submit their determinations of Gross Appraised Value to the Company, the Members, and the Accountants within ninety (90) days of the date of their selection. If there are two appraisers and their respective determinations of Gross Appraised Value vary by less than 10% of the higher determination, the Gross Appraised Value shall be the average of the two determinations. If such determinations vary by 10% or more of the higher determination, the two appraisers shall promptly designate a third appraiser (the "Third Appraiser"). The Third Appraiser shall submit its determination of the Gross Appraised Value to the Company, the Members and the accountants within ninety (90) days of its selection. The Gross Appraised Value shall equal the average of the two closest of the three determinations.

(f)   Life Insurance Policies. The Company, in order to fund its potential obligations under this Section 11.8 may procure insurance on the lives of each of the Members in an amount at least equal to the reasonably expected Buy-Sell Price. The Company shall pay the premiums on the insurance policies taken out and shall give proof of payment of premiums to the Members whenever one of them shall so request such proof. If the premiums are not paid within thirty (30) days after the due date the insured Member shall have the right to pay such premiums and be promptly reimbursed therefore. Each Member shall cooperate fully by performing all the requirements of the life insurer which are necessary conditions to the issuance of the life insurance policies. The Company shall be the sole owner of the policies issued to it, and it may apply any dividends towards the payment of premiums.

(g)   IRC §736(b). All cash distributed pursuant to this Section 11.8 (other than interest) and amounts deemed distributed pursuant to IRC §752(b) shall be treated as distributions pursuant to IRC §736(b) and not as a distributive share of income or guaranteed payments.

ARTICLE 12

ACCOUNTING, RECORDS, REPORTING TO AND BY MEMBERS

12.1   Books and Records. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for United States federal income tax purposes. The Fiscal Year of the Company shall be the calendar year. The books and records of the Company shall reflect all the Company's transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal executive office all of the following:

(a)   A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the Capital Contributions, Capital Accounts and Units and class of Units of each Member;

(b)   A current list of the full name and business or residence address of each Manager;

(c)   A copy of the Certificate of Organization and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate of Organization or any amendments thereto have been executed;

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(d)   Copies of the Company's U.S. federal, state and local income tax or information returns and reports, if any, and any tax returns or reports filed by or on behalf of the Company in any other jurisdiction, for the six (6) most recent taxable years;

(e)   A copy of this Operating Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Operating Agreement or any amendments thereto have been executed;

(f)   Copies of the financial statements of the Company;

(g)   The Company's books and records as they relate to the internal affairs of the Company;

(h)   Minutes of Members' meetings; and

(i)   Any written consent obtained from the Members for action taken by Members without a meeting.

12.2   Delivery to Members and Inspection.

(a)   Upon the request of any Member for purposes reasonably related to the interest of that Person as a Member, the Managers shall promptly deliver to the requesting Member, at the expense of the Company, a copy of the information required to be maintained under Sections 12.1(a), 12.1(b) and 12.1(c) hereof;

(b)   Each Member and Manager has the right, upon reasonable request, for purposes reasonably related to the interest of the Person as Member or Manager, to:

(i)   inspect and copy during normal business hours any of the Company records described in Sections 12.1(a) through 12.1(i) hereof; and

(ii)   obtain from the Managers, promptly after their becoming available, a copy of the Company's U.S. federal, state and local income tax or information returns.

(c)   The Managers shall be responsible for the preparation of financial reports of the Company and for the coordination of financial matters of the Company with the Accountants. Within ninety (90) days after the end of each Fiscal Year, the Managers shall cause each Member to be furnished with a copy of a profit and loss statement of the Company for such period, and a balance sheet of the Company as of the last day of such period. Annual statements shall be reviewed by the Accountants.

(d)   Any inspection or copying by a Member under this Section 12.2 may be made by that Person or that Person's agent or attorney.

12.3   Filings. The Managers, at Company expense, shall cause to be prepared and timely filed any required federal and state income tax return and any other reporting or filing requirements imposed by any governmental agency or authority. Each Member shall be provided such information as may be needed to enable such Member to file his, her or its federal income tax return. The Managers, at Company expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to or restatements of the Certificate of Organization and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules and regulations.

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12.4   Bank Accounts. The Managers shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

12.5   Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Managers. The Managers may rely upon the advice of the Accountants as to whether such decisions are in accordance with accounting methods followed for U.S. federal income tax purposes or for purposes of any other jurisdiction in which the Company does business or is required to file tax returns or reports under applicable law.

12.6   754 Election. In the event of a distribution of property to a Member, the death of an individual Member or a Transfer of any Interest in the Company permitted under the Act or this Operating Agreement, the Company may, in the discretion of the Managers, upon the written request of the transferor or transferee, file a timely election under Section 754 of the IRC and the Income Tax Regulations thereunder to adjust the basis of the Company's assets under Section 734(b) or 743(b) of the IRC and a corresponding election under the applicable provisions of state and local law, and the person making such request shall pay all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

12.7   Designation of Tax Representative. The Managers shall designate a Person as the Tax Representative (the "Tax Matters Member") to act on behalf of the Partnership under Sections 6221 through 6241 of the IRC. The Tax Representative may be removed and replaced by the Managers at any time and from time to time for any reason. The Company shall be responsible for all third party costs and expenses incurred by the Tax Representative in the performance of his duties. Notwithstanding the foregoing, if under Section 6221(b) of the IRC the Company is eligible to elect out of the entity audit rules set forth in Sections 6221 through 6241 of the IRC, the Managers may cause the Company to elect out of the entity audit rules set forth in Sections 6221 through 6241 of the IRC.

12.8   Selection of Accountants. The Managers shall select the Accountants for the Company.

ARTICLE 13

DISSOLUTION AND LIQUIDATION

13.1   Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following:

(a)   Upon the unanimous written consent of the Managers;

(b)   Upon entry of a decree of judicial dissolution under Section 8972 of the Act; or

(c)   The vote of the Members holding not less than a majority of the Class A Units.

No other event or occurrence shall cause a dissolution or, if it does, the Members shall continue the Company.

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13.2   Liquidation.

(a)   Upon the occurrence of any of the events of dissolution as set forth in Section 13.1 of this Operating Agreement, the Company shall cease to engage in any further business, except to the extent necessary to perform existing obligations, and shall wind up its affairs and liquidate its assets. The Managers, or if there be no Managers then in office, the Members (by a vote of Class A Members holding not less than a majority of the Units), shall appoint a liquidating trustee (who may, but need not, be a Member) who shall have sole authority and control over the winding up and liquidation of the Company's business and affairs and shall diligently pursue the winding up and liquidation of the Company in accordance with the Act.

(b)   During the course of liquidation, the Members shall continue to share profits and losses as provided in Article 9 of this Operating Agreement, but there shall be no cash distributions to the Members until the Liquidation Distribution Date (as defined in Section 13.2(c) hereof).

(c)   Settlement of Accounts. Liquidation shall continue until the Company's affairs are in such condition that there can be a final accounting, showing that all fixed or liquidated obligations and liabilities of the Company are satisfied or can be adequately provided for under this Operating Agreement. The assumption or guarantee in good faith by one or more financially responsible Persons shall be deemed to be an adequate means of providing for such obligations and liabilities. When the liquidating trustee has determined that there can be a final accounting, the liquidating trustee shall establish a date (not to be later than the end of the taxable year of the liquidation, i.e., the time at which the Company ceases to be a going concern as provided in Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, or, if later, ninety (90) days after the date of such liquidation) for the distribution of the proceeds of liquidation of the Company (the "Liquidation Distribution Date"). The net proceeds of liquidation of the Company shall be distributed to the Members as provided in Section 13.4 hereof not later than the Distribution Date.

13.3   Payment of Expenses and Debts. Subject to the Act, upon the dissolution and liquidation of the Company, the proceeds of liquidation shall be applied as follows;

(a)   first, to pay all expenses of liquidation and winding up;

(b)   second, to pay all debts, obligations and liabilities of the Company, in the order of priority as provided by law; and

(c)   third to establish reasonable reserves for any remaining contingent or unforeseen liabilities of the Company not otherwise provided for, which reserves shall be maintained by the liquidating trustee on behalf of the Company in a regular interest-bearing trust account for a reasonable period of time as determined by the liquidating trustee. If any excess funds remain in such reserves at the end of such reasonable time, then such remaining funds shall be distributed by the Company to the Members pursuant to Section 13.4 hereof.

13.4   Distribution of Proceeds. Subject to the Act, upon final liquidation of the Company but not later than the Liquidation Distribution Date, the net proceeds of liquidation shall be distributed to the Members in the following order of priority:

(a)   First, to creditors, including Members and Managers who are creditors, to the extent of any unpaid debts, obligations or liabilities; and,

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(b)   the balance, if any, to all the Members in the proportion of their respective positive Capital Accounts, as those accounts are determined after all adjustments to such accounts for the taxable year of the Company during which the liquidation occurs as are required by this Operating Agreement and Treasury Regulations Section 1.704-1(b), such adjustments to be made within the time specified in such Income Tax Regulations.

13.5   Winding Up. Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of his, her or its Capital Contribution. If the Company property and assets after the payment of all debts and liabilities of the Company is insufficient to return the Capital Contributions of each Member, such Member shall have no recourse against any other Member. The winding up of the affairs of the Company shall be conducted exclusively by the liquidating trustee, who is hereby authorized to take all action necessary to accomplish such distribution, including without limitation, selling any assets the liquidating trustee deems necessary or appropriate to sell.

13.6   Distribution in Kind. Any distribution in kind in liquidation shall be valued and treated as if the property had been sold and the cash proceeds were distributed. The difference in the book value and the value of the distributed property shall be treated as a gain or loss on the sale of property and shall be allocated in accordance with the provisions of Article 9 hereof.

13.7   Certificate of Cancellation. Upon dissolution and liquidation of the Company, the liquidating trustee shall cause to be executed and filed with the Secretary of State of the Commonwealth of Pennsylvania, a certificate of cancellation in accordance with the Act.

13.8   Character of Liquidating Distributions. All payments made in liquidation of the Interest of a Member in the Company shall be made in exchange for the Interest of such Member in assets owned by the Company pursuant to IRC §736(b)(1), including the Interest of such Member in Company goodwill.

13.9   Deemed Contribution and Distribution. Notwithstanding any other provision of this Article 13, in the event the Company is liquidated within the meaning of Regulations §1.704-1(b)(2)(ii)(g) but no event or occurrence described in Section 13.1 hereof has occurred, the assets shall not be liquidated, the Company's debts and other liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have contributed all of its assets and liabilities to a new limited liability company, and then deemed to liquidate by distributing Interests in the new company to the Members.

13.10   Deficit Capital Account. If a Member has a deficit balance in his, her or its Capital Account, determined after debiting and crediting the Member's Capital Account for all income, gain, and loss allocations and distributions occurring prior to dissolution, the Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

ARTICLE 14

INVESTMENT REPRESENTATIONS; PRIVATE OFFERING EXEMPTION

Each Member, by his, her or its execution of this Operating Agreement, hereby represents and warrants to, and agrees with, the Managers, the other Members and the Company as follows:

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14.1   Preexisting Relationship or Experience.

(a)   Such Member has a preexisting business relationship with the Company or one or more of its officers or control persons or

(b)   by reason of his, her or its business or financial experience, or by reason of the business or financial experience of his, her or its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, such Member is capable of evaluating the risks and merits of an investment in the Company and of protecting his, her or its own interests in connection with this investment.

14.2   No Advertising. Such Member has not seen, received, been presented with or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the offer or sale of Interests in the Company.

14.3   Investment Intent. Such Member is acquiring the Interest for investment purposes for his, her or its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Interest.

14.4   Economic Risk. Such Member is financially able to bear the economic risk of his, her or its investment in the Company, including the total loss thereof.

14.5   No Registration of Units. Such Member acknowledges that the Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or qualified under any state securities law or under the laws of any other jurisdiction, in reliance, in part, on such Member's representations, warranties and agreements herein.

14.6   No Obligation to Register. Such Member represents, warrants and agrees that the Company and the Manager are under no obligation to register or qualify the Interests under the Securities Act or under any state securities law or under the laws of any other jurisdiction, or to assist such Member in complying with any exemption from registration and qualification.

14.7   No Disposition in Violation of Law. Without limiting the representations set forth above, and without limiting Article 11 of this Operating Agreement, such Member will not make any disposition of all or any part of the Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Interests unless and until:

(a)   there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

(b)   such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if reasonably requested by the Managers, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law or under the laws of any other jurisdiction.

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ARTICLE 15

INDEMNIFICATION AND INSURANCE

15.1   Right of Indemnification. The Company shall indemnify and hold harmless any Member, Manager, officer, and Affiliate thereof (individually, in each case, an "Indemnitee") to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee may be involved or threatened to be involved, as a party or otherwise, arising out of or incidental to the Business or activities of or relating to the Company, regardless of whether the Indemnitee continues to be a Member, a Manager, or any Affiliate thereof at the time any such liability or expense is paid or incurred; provided, however, that this provision shall not eliminate or limit the liability of an Indemnitee (i) for any breach of this Operating Agreement, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the Indemnitee received any improper personal benefit.

15.2   Advances of Expenses. Expenses incurred by an Indemnitee in defending any claim, demand, action, suit, or proceeding subject to this Article 15 shall, from time to time, upon request by the Indemnitee, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined in a judicial proceeding or a binding arbitration that such Indemnitee is not entitled to be indemnified as authorized in this Article 15.

15.3   Other Rights. The indemnification provided by this Article 15 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, vote of the Managers or Members as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, a Manager, or any Affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, and administrators of the Indemnitee.

15.4   Insurance and Other Financial Arrangements.

(a)   The Company may purchase and maintain insurance or make other financial arrangements on behalf of any Person who is or was a Member, Manager, employee or agent of the Company, or is or was serving at the request of the Company as a Manager, Member, shareholder, director, officer, partner, trustee, employee or agent of any other Person, joint venture, trust, or other enterprise for any liability asserted against him, her or it and liability and expenses incurred by him, her or it in his, her or its capacity as a Manager, Member, director, officer, employee or agent, or arising out of his, her or its status as such, whether or not the Company has the authority to indemnify him, her or it against such liability and expenses.

15.5   Effect of Interest in Transaction. An Indemnitee shall not be denied indemnification in whole or in part under this Article 15 or otherwise by reason of the fact that the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted or not expressly prohibited by the terms of this Operating Agreement.

15.6   Notice of Indemnification and Advancement. Any indemnification of, or advancement of expenses to, a Manager, Member, officer, employee or agent of the Company in

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accordance with this Article 15, if arising out of a proceeding by or on behalf of the Company, shall be reported in writing to the Members with or before the notice of the next Members' meeting.

15.7 <u>Repeal or Modification</u>. Any repeal or modification of this Article 15 by the Members of the Company shall not adversely affect any right of a Manager, Member, officer, employee or agent of the Company existing hereunder at the time of such repeal or modification.

15.8 <u>No Third Party Rights</u>. The provisions of this Article 15 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

ARTICLE 16

SEAL

16.1 <u>Seal</u>. The Managers may adopt a seal of the Company in such form as the Managers shall decide.

ARTICLE 17

MISCELLANEOUS

17.1 <u>Entire Agreement</u>. This Operating Agreement, and the schedules and exhibits hereto, constitutes the entire agreement among the Members with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No party hereto shall be liable or bound to the other in any manner by any warranties, representations or covenants with respect to the subject matter hereof except as specifically set forth herein.

17.2 <u>Amendments</u>. This Operating Agreement may be amended only by the affirmative vote or consent of Members holding not less than two thirds of all outstanding Units. All amendments shall be in writing.

17.3 <u>No Waiver</u>. No consent or waiver, express or implied, by the Company or a Member to or of any breach or default by any Member in the performance by such Member of his, her or its obligations under this Operating Agreement shall constitute a consent to or waiver of any similar breach or default by that or any other Member. Failure by the Company or a Member to complain of any act or omission to act by any Member, or to declare such Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or such Member of his, her or its rights under this Operating Agreement.

17.4 <u>Third Parties</u>. Nothing in this Operating Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Operating Agreement, except as expressly provided herein.

17.5 <u>Severability</u>. If one or more provisions of this Operating Agreement are held by a proper court to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary and permitted by law, shall be severed herefrom, and the balance of this Operating Agreement shall be enforceable in accordance with its terms.

4017622v6

17.6   Governing Law. This Operating Agreement shall be governed by and construed under the substantive laws of the Commonwealth of Pennsylvania, without regard to Pennsylvania conflicts of law principles.

17.7   Notices. Unless otherwise provided in this Operating Agreement, any notice or other communication herein required or permitted to be given shall be in writing and shall be given by electronic communication, hand delivery, registered or certified mail, with proper postage prepaid, return receipt requested, or courier service regularly providing proof of delivery, addressed to the party hereto as provided as follows:

(i)   all communications intended for the Company shall be sent to its principal executive office; and

(ii)   all communications intended for a Member shall be sent to the address of such Member set forth in Schedule 1 to this Operating Agreement, or such other address as such Member shall have provided to the Company for such purpose by notice served in accordance with this Section 17.7.

All notices shall be sent as aforesaid or at any other address of which any of the foregoing shall have notified the others in any manner prescribed in this Section 17.7.

For all purposes of this Operating Agreement, a notice or communication will be deemed effective:

(a)   if delivered by hand or sent by courier, on the day it is delivered unless (i) that day is not a day upon which commercial banks are open for business in the city specified (a "Local Business Day") in the address for notice provided by the recipient, or (ii) if delivered after the close of business on a Local Business Day, then on the next succeeding Local Business Day,

(b)   if sent by facsimile transmission, on the date transmitted, provided oral or written confirmation of receipt is obtained by the sender, unless the transmission and confirmation date is not a Local Business Day, in which case on the next succeeding Local Business Day, and,

(c)   if sent by registered or certified mail, on the tenth Local Business Day after the date of mailing.

17.8   Titles and Subtitles. The titles of the sections and paragraphs of this Operating Agreement are for convenience only and are not to be considered in construing this Operating Agreement.

17.9   Currency. Unless otherwise specified, all currency amounts in this Operating Agreement refer to the lawful currency of the United States of America.

17.10   Counterparts. This Operating Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective when there exist copies hereof which, when taken together, bear the authorized signatures of each of the parties hereto. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Operating Agreement.

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17.11   Specific Performance. Each Member agrees with the other Members that the other Members would be irreparably damaged if any of the provisions of this Operating Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the non-breaching Members may be entitled, at law or in equity, the non-breaching Members shall be entitled to injunctive relief to prevent breaches of the provisions of this Operating Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state hereof having subject matter jurisdiction hereof.

17.12   Waiver of Conflict of Interest. Each of the Members and other parties to this Agreement understand and acknowledge that (a) Class A Members have retained the law firm of Montgomery, McCracken Walker & Rhoads LLP to prepare this Operating Agreement and the other organization documents for the Company, and to represent them and the Company; (b) Montgomery, McCracken, Walker & Rhoads LLP does not represent any Member other than Class A Members and has no duty to advise or consult with any Member in the absence of a written agreement explicitly providing for such representation; (c) each Member has been and is hereby advised to seek and consult with independent legal and investment counsel regarding the legal and investment consequences to him, her or it arising from or in connection with this Operating Agreement; (d) if there is a dispute between or among the Company, Members, Managers, officers, employees or other persons, then Montgomery, McCracken, Walker & Rhoads LLP may represent the Company and/or any Member or Manager to the extent permitted by the Pennsylvania Rules of Professional Conduct; (e) there is an inherent conflict of interest among the parties to this Agreement because the Company, Members, Managers, officers and employees have conflicting rights, interests, responsibilities and liabilities in the formation, operation and dissolution of the Company; and (f) each Member waives any and all objections to those conflicts of interest.

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IN WITNESS WHEREOF, The Bacon Jams, LLC, and each of its Members hereby execute this Limited Liability Company Operating Agreement effective as of the day and year first written above.

THE BACON JAMS, LLC

By: ______________________
Name: Member
Title: 12-2-16

CLASS A MEMBERS:

______________________	12/1/16	______________________	12.3.16
Bruce Kramer	Date	Michael Oraschewsky	Date

CLASS B MEMBERS:

______________________		______________________	12/10/2016
Jeff McCary	Date	Vincent Stango	Date
______________________	10/31/2016	______________________	12/6/16
Stevan Goldman	Date	Scott Sheppard	Date
______________________	12/14/2016	______________________	
Lauren Koller	Date	William Chen	Date

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THE BACON JAMS, LLC

SCHEDULE 1

Initial Members

NAMES AND ADDRESSES OF MEMBERS
AND CAPITAL CONTRIBUTIONS

	Name and Tax ID No.	Address of Member	Capital Contribution
	Members		
1.	**Bruce Kramer** SSN: # on file	Address on file	$16586.
2.	**Michael Oraschewsky** SSN: # on file	Address on file 28	$17660.
3.	**Jeffrey D. McCary** SSN: # on file	Address on file	$9767.
4.	**Vincent Stango** SSN:# on file	Address on file	$80000.
5.	**Stevan H. Goldman** SSN:# on file	Address on file	$48566.
6.	**Scott T. Sheppard** SSN:# on file	Address on file	$14787
7.	**Lauren M. Koller** SSN:# on file	Address on file	$(381.)
8.	**William Chen** SSN:# on file	Address on file	$12000.
	Additional Members		
1.	SSN: _____		
2.	SSN: _____		
		TOTAL:	

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THE BACON JAMS, LLC

SCHEDULE 2 (Jan 2019)

UNITS

	Name of Member	**CLASS A**	**CLASS B**
1.	Bruce Kramer	25000	6850
2.	Michael Oraschewsky	24250	6850
3.	Jeffrey D. McCary		10500
4.	Vincent Stango		12500
5.	Stevan H. Goldman		5500
6.	Scott T. Sheppard		3000
7.	Lauren M. Koller		1000
8.	William Chen		750
	Total: 96200	49250	46950

	Additional Members	**CLASS A**	**CLASS B**
1.			
2.			
3.			
4.			
5.			
	Total:		